Exhibit 99.45

Village Farms International Announces $20 Million Bought

Deal Public Offering of Common Shares

/NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES/

Vancouver, BC, September 24, 2018 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX: VFFIF) is pleased to announce that it has entered into an agreement with Beacon Securities Limited (“Beacon”), as lead underwriter, on its own behalf and on behalf of a syndicate of underwriters (together with Beacon, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 2,810,000 common shares (the “Offered Shares”) in the capital of the Company at a price of $7.13 per Offered Share (the “Issue Price”) for aggregate gross proceeds to the Company of $20,035,300 (the “Offering”). (All figures are in Canadian dollars unless otherwise stated.)

In addition, the Company has granted the Underwriters an over-allotment option, exercisable, in whole or in part, by Beacon, on behalf of the Underwriters, to purchase up to an additional number of Offered Shares equal to 15% of the Offered Shares sold pursuant to the Offering, at the Issue Price, at any time up to 30 days from the closing of the Offering.

The closing of the Offering is expected to occur on or about October 12, 2018 and is subject to the completion of formal documentation and receipt of regulatory approval, including the approval of the Toronto Stock Exchange. The net proceeds of the Offering will be used by the Company for working capital and general corporate purposes.

The Offered Shares will be offered by way of a short form prospectus to be filed in each of the Provinces of Canada (other than Quebec) and may be offered in the United States to Qualified Institutional Buyers pursuant to exemptions from the registration requirements under rule 144A of the United States Securities Act of 1933, as amended, in a manner that does not require the Offered Shares to be registered in the United States. The Offered Shares may be also sold in such other jurisdictions as the Company and Beacon may agree. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario, and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through a 50% ownership of British Columbia-based Pure Sunfarms, Corp., one of the single largest cannabis growing operations in the world.

Cautionary Language Regarding Forward-Looking Statements

Certain statements in this press release may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements concerning: (i) the Offering; and (ii) the use of the proceeds of the Offering. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue”, or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Although the Company believes that the expectations reflected in its forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding and are implicit in, among other things, the timely receipt of required regulatory approvals. Details of the risk factors relating to the Company and its business are discussed under the heading “Risk Factors” set out in the Company’s annual information form and management’s discussion and analyses for the year ended December 31, 2017, and for the three and six months ended June 30, 2018, which are available electronically at www.sedar.com. Actual results may differ materially from any forward-looking statements. Although the Company believes that its forwardlooking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward-looking statements. These forwardlooking statements are made as of the date of this press release, and other than as specifically required by applicable law, the Company does not assume any obligation to update or revise them to reflect new information, events or circumstances.

Contact Information

Stephen C. Ruffini

Executive Vice President and Chief Financial Officer

Village Farms International, Inc.

(407) 936-1190, ext. 340

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com